APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Yukon Productions LTD
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period
	31-Dec-20
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Insurance	-
Miscellaneous Expense	-
Office Supplies	-
Occupancy	-
Rental Payments	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Yukon Productions LTD
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Yukon Productions LTD
Statement of Cash Flow - unaudited
For the period ended 12-31-20

	Current Period
	31-Dec-20
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

Profit and Loss Statement - Last year
2021-01-01 through 2021-12-31 (Cash Basis)

Category	2021-01-01- 2021-12-31
INCOME	
Other Income (Business)	20,686.59
Sales (Business)	154,317.95
TOTAL INCOME	**175,004.54**
EXPENSES	
Advertising (Business)	2,126.87
Car & Truck (Business)	24.67
Cash & ATM	6,298.00
COGS	34,601.09
Equipment Maintenence	21.00
Insurance (Business)	3,834.34
Loan Payment	2,892.68
Meals & Entertainment (Business)	4,433.34
Misc. Expense (Business)	1,873.45
Office Expenses (Business)	769.74
Payroll	76,614.13
Postage and Delivery (Business)	100.00
Printing and Reproduction (Business)	1,070.82
Prof and Legal Fees	
Surety Bonds	124.80
TOTAL Prof and Legal Fees	124.80
Rent	6,228.00
Supplies (Business)	7,332.14
Taxes (Business)	10,364.85
Local Tax (Business)	200.00
Payroll Taxes	17,056.83
TOTAL Taxes (Business)	27,621.68
Travel (Business)	363.92
Utilities (Business)	
Internet (Business)	61.70
TOTAL Utilities (Business)	61.70
TOTAL EXPENSES	**176,392.37**
OVERALL TOTAL	**-1,387.83**

Balance Sheet - As of 2021-12-31
(Cash Basis)

2022-08-09

Account	2021-12-31 Balance
ASSETS	
Cash and Bank Accounts	
Checking	9,084.70
TOTAL Cash and Bank Accounts	**9,084.70**
TOTAL ASSETS	**9,084.70**
LIABILITIES & EQUITY	
LIABILITIES	
Credit Cards	
Credit Card at U.S. Bank Internet ...	0.00
TOTAL Credit Cards	**0.00**
TOTAL LIABILITIES	**0.00**
EQUITY	**9,084.70**
TOTAL LIABILITIES & EQUITY	**9,084.70**

Cash Flow - Last year
2021-01-01 through 2021-12-31

Category	2021-01-01- 2021-12-31
INFLOWS	
Other Income (Business)	20,686.59
Sales (Business)	154,317.95
TOTAL INFLOWS	**175,004.54**
OUTFLOWS	
Advertising (Business)	2,126.87
Car & Truck (Business)	24.67
Cash & ATM	6,298.00
COGS	34,601.09
Equipment Maintenence	21.00
Insurance (Business)	3,834.34
Loan Payment	2,892.68
Meals & Entertainment (Business)	4,433.34
Misc. Expense (Business)	1,873.45
Office Expenses (Business)	769.74
Payroll	76,614.13
Postage and Delivery (Business)	100.00
Printing and Reproduction (Business)	1,070.82
Prof and Legal Fees	
Surety Bonds	124.80
TOTAL Prof and Legal Fees	124.80
Rent	6,228.00
Supplies (Business)	7,332.14
Taxes (Business)	10,364.85
Local Tax (Business)	200.00
Payroll Taxes	17,056.83
TOTAL Taxes (Business)	27,621.68
Travel (Business)	363.92
Utilities (Business)	
Internet (Business)	61.70
TOTAL Utilities (Business)	61.70
TOTAL OUTFLOWS	**176,392.37**
OVERALL TOTAL	**-1,387.83**

I, Alexander White, certify that:

1. The financial statements of Yukon Productions LTD included in this Form are true and complete in all material respects; and
2. The tax return information of Yukon Productions LTD included in this Form reflects accurately the information reported on the tax return for Yukon Productions LTD for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature _____

Name: Alexander White

Title: Founder